-------------------------------------------
                                                    OMB APPROVAL
                                     -------------------------------------------
                                       OMB Number:                   3235-0145
                                       Expires:              December 31, 1997

                                       Estimated average burden
                                       hours per form................... 14.90

                                     -------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           INNOVIR LABORATORIES, INC.

                                (Name of Issuer)

                     Common Stock, par value $.013 per share
                         (Title of Class of Securities)

                                    45764Y106
                                 (CUSIP Number)

                            Harold L. Schneider, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5348
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                November 26, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement|_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP No. 45764Y106                SCHEDULE 13D                Page 2 of 6 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Leo Weiner and Maurine P. Weiner, JTWROS

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       N/A

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            50,800
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             50,800
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        50,800

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 6 Pages

     This Amendment No. 3 amends and supplements the Schedule 13D, dated September 29, 1995, as amended by Amendment No. 1, dated December 26, 1995, and by Amendment No. 2, dated March 12, 1996 (collectively, the "Schedule 13D"), of Leo Weiner and Maurine P. Weiner, JTWROS (the "Reporting Persons"), with respect to the common stock, par value $.013 per share (the "Common Stock"), of Innovir Laboratories, Inc. (the "Company"). Pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, this Amendment No. 3 restates certain information previously reported by the Reporting Persons in the Schedule 13D filed in paper format.

Item 1. Security and Issuer.

     This statement relates to shares of Common Stock of the Company. The principal executive offices of the Company are located at 510 East 73rd Street, New York, New York 10021.

Item 2. Identity and Background.

     (a) This Amendment No. 3 to Schedule 13D is being filed by Leo Weiner and Maurine P. Weiner, JTWROS (the "Reporting Persons").

     (b) The Reporting Persons' address is 1178 44th Street, Brooklyn, New York 11219.

     (c) Leo Weiner is principally employed as an investor in real estate and securities. Maurine P. Weiner is principally employed as a homemaker.

     (d) During the last five (5) years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five (5) years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each Reporting Person is a citizen of the United States.


                                Page 3 of 6 Pages

Item 3. Source and Amount of Funds or Other Consideration.

     575,000 shares of Common Stock were purchased by the Reporting Persons in open market transactions using personal funds in the aggregate amount of $6,001,562.50.

     250,000 Class B Warrants, convertible into shares of Common Stock (the "Warrants"), were purchased by the Reporting Persons in open market transactions, using personal funds in the aggregate amount of $1,562,500.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the securities of the Company reported herein in open market transactions for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional securities of the Company, in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that they now own or hereafter may acquire.

     Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a) According to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 there were outstanding 5,956,559 shares of Common Stock on August 9, 1996. The Reporting Persons beneficially own 50,800 shares of Common Stock, comprising 0.9% of the issued and outstanding shares of Common Stock. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

     (b) The Reporting Persons have sole power to vote and dispose of all of such shares.

     (c)(1) On August 17, 1995, the Reporting Persons purchased 250,000 shares of Common Stock for a purchase price of $8.00 per share and 250,000 Class B Warrants for a purchase price of $6.25 per Warrant, all in the NASDAQ Small-Cap Market.


                                Page 4 of 6 Pages

          Prior to August 17, 1995, the Reporting Persons purchased 325,000 shares of Common Stock for an aggregate purchase price of $4,001,562.50.

     (c)(2) Between November 27, 1995 and December 18, 1995 the Reporting Persons sold 475,000 shares of Common Stock in open market transactions at an average per share price of $3.62.

     (c)(3) Between December 27, 1995 and February 29, 1996 the Reporting Persons sold 40,800 shares of Common Stock in open market transactions at an average per share price of $4.05.

          The Reporting Persons have not effected any transactions in shares of Common Stock during the past 60 days.

     (d) The Reporting Persons affirm that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

     (e) This Statement is being filed to report the fact that upon the sale of all of the Warrants held by the Reporting Persons, as of November 26, 1996, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth above or elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     None.



                                Page 5 of 6 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE:  December   , 1996



                                    /s/ Leo Weiner
                                    ------------------------------
                                              LEO WEINER

                                    /s/ Maurine P. Weiner
                                    ------------------------------
                                          MAURINE P. WEINER


                                Page 6 of 6 Pages